						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Six months ended
	Years ended September 30					March 31
	2008	2007	2006	2005	2004	2009	2008
EARNINGS

Income (loss) from continuing operations	$175	$201	$183	$1,958	$311	$(71)	$110
Income tax expense (benefit)	86	58	29	(230)	100	8	31
Interest expense	9	9	8	87	112	74	4
Interest portion of rental expense	21	20	18	20	20	11	11
Amortization of deferred debt expense	-	1	-	3	2	16	-
Distributions less than earnings
of unconsolidated affiliates	(10)	(5)	(6)	(246)	(260)	(3)	(6)
	$281	$284	$232	$1,592	$285	$35	$150

FIXED CHARGES

Interest expense	$9	$9	$8	$87	$112	$74	$4
Interest portion of rental expense	21	20	18	20	20	11	11
Amortization of deferred debt expense	-	1	-	3	2	16	-
Capitalized interest	-	2	3	1	-	2	-
	$30	$32	$29	$111	$134	$103	$15

RATIO OF EARNINGS TO FIXED CHARGES	9.37	8.88	8.00	14.34	2.13	(A)	10.00

(A)	Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $68 million would have been required for the six months ended December 31, 2008.